UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Xplore Technologies Corp.

(Name of Subject Company (Issuer))

Wolfdancer Acquisition Corp.

(Name of Filing Person—Offeror)

Zebra Technologies Corporation

(Names of Filing Person—Parent of Offeror)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Jim Kaput

Senior Vice President, General Counsel and Corporate Secretary

Zebra Technologies Corporation

3 Overlook Point, Lincolnshire, IL 60069

(847) 634-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.

Maggie D. Flores

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$74,774,060.00	$9,309.37

(1)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 11,925,620 shares of common stock of Xplore Technologies Corp. The transaction value also includes: (i) the aggregate consideration for 1,040,282 shares issuable pursuant to outstanding options with an exercise price less than $6.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $6.00 minus the weighted average exercise price of such options; (ii) the aggregate consideration for 177,500 shares underlying restricted stock units and (iii) the aggregate consideration for up to 6,456 additional shares that may be issued under Xplore Technologies Corp.’s employee stock purchase plan.

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,309.37	Filing Party: Zebra Technologies Corporation
Form or Registration No.: Schedule TO	Date Filed: July 17, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wolfdancer Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Zebra Technologies Corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Xplore Technologies Corp., a Delaware corporation (“Xplore”), at a purchase price of $6.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by adding the following paragraph as the last paragraph of the subsection captioned “General” in Section 16 —“Certain Legal Matters; Regulatory Approvals.” in the Offer to Purchase:

On July 27, 2018, a putative class action was filed by a purported Xplore stockholder in the United States District Court for the District of Delaware, captioned Scarantino v. Xplore Technologies Corp. et al., Case No. 1:18-cv-01109 (the “Complaint”). Mr. Scarantino purports to bring the litigation as a class action on behalf of the public stockholders of Xplore. The Complaint names as defendants the members of the Board and Xplore, as well as Parent and Purchaser. The Complaint alleges that Xplore and the Board failed to disclose material information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2018. The Complaint seeks, among other things, equitable relief, including to enjoin the closing of the Offer and the Merger, to rescind the Merger in the event it does close and to award rescissory damages, to direct disclosure of all material information in the solicitation statement and to award plaintiff’s costs, including attorney’s and expert’s fees. The defendants believe that the plaintiff’s allegations are without merit and intend to defend against them vigorously.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

WOLFDANCER ACQUISITION CORP.

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	President

ZEBRA TECHNOLOGIES CORPORATION

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Senior Vice President